1600 Tysons Boulevard, Suite 700 | McLean, VA 22102 | T 703.720.8600 | F 703.720.8610

Holland & Knight LLP | www.hklaw.com

David S. Cole

703.720.8630

David.cole@hklaw.com

May 8, 2014

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Re:                             Alion Science and Technology Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed May 6, 2014 File No. 333-193932

Dear Mr. Hindin:

On behalf of Alion Science and Technology Corporation (the “Company”), we hereby respond to the Commission Staff’s comment letter, dated May 8, 2014, regarding the Amendment No. 3 to Registration Statement on Form S-1, filed with the Commission on May 6, 2014.  In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter.  Please note that for the Staff’s convenience we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

In addition, we have simultaneously filed a copy of Amendment No. 4 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) and this letter via EDGAR.  For your review, we have included herewith four courtesy copies of the Registration Statement marked to show changes from the Registration Statement filed on May 6, 2014.

General

1.                                      We note your response to prior comment 5 and the additional information conveyed to me during my telephone call on May 8, 2014 with David Cole and Laurie Green of Holland & Knight and Jeffrey Bagner of Fried Frank. Notwithstanding ASOF’s intention to contractually limit the circumstances pursuant to which it would exercise its right under Section 5.01(t) of the Refinancing Support Agreement to terminate its obligations thereunder, and regardless of the high unlikelihood that such circumstances would arise, we are unable to agree that financing is not uncertain. We will consider a material change to have occurred in the information currently disclosed in the Exchange Offer when such uncertainty is eliminated. We will deem the uncertainty to be eliminated following waiver, satisfaction or deletion of the condition in Section 5.01(t). Please confirm that five business days will remain in the Exchange Offer following disclosure of such change.

The Company confirms that five business days will remain in the Exchange Offer following disclosure of the waiver, satisfaction or deletion of condition 5.01(t) of the Refinancing Support Agreement.

If you have any questions regarding the above, please contact the undersigned at (703) 720-8630 or Laurie Green at (954) 468-7808.

Sincerely yours,

/s/ David S. Cole

David S. Cole